UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: March 2018

Commission File Number: 001-37847

MOTIF BIO PLC

(Exact name of registrant as specified in its charter)

125 Park Avenue

25th Floor

New York, New York 10017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Explanatory Note:

This Form 6-K/A is an amendment to the Form 6-K of Motif Bio plc (the “Company”), dated March 20, 2018, to incorporate by reference this Form 6-K/A into the Company’s registration statements.

MOTIF BIO PLC

FORM 6-K/A

Motif Bio Update on NDA Submission for Iclaprim

On March 20, 2018, the Company issued a regulatory news service announcement, a copy of which is attached as Exhibit 99.1 to this report on Form 6-K/A, to provide an update on the status of its New Drug Application (the “NDA”) submission to the U.S. Food & Drug Administration (the “FDA”) for its targeted, Gram-positive investigational antibiotic, iclaprim, for the treatment of acute bacterial skin and skin structure infections. In consultation with its advisers, the Company has decided that, in order to ensure a complete and high quality submission, it would be prudent to take additional time. The Company expects that the NDA will be submitted to the FDA during the second quarter of 2018 and will keep the market updated accordingly.

The information contained in this report on Form 6-K/A, except for the regulatory news service announcement attached as Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-222614 and 333-222042), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit 99.1	Regulatory news service announcement issued by Motif Bio plc, dated March 20, 2018, entitled “Motif Bio Update on NDA Submission for Iclaprim.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

By: /s/ Graham Lumsden

Name: Graham Lumsden

Title: Chief Executive Officer

Date: March 20, 2018